Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at January 31, 2021:

As at January 31, 2021
(in millions of Canadian dollars)
Subordinated Debentures	6,600
Equity
Common Equity
Common Shares	18,297
Retained Earnings	47,519
Accumulated Other Comprehensive Income	(2,785)
Other Reserves	356

Total Common Equity	63,387
Preferred Shares and Other Equity Instruments	5,308

Total Equity Attributable to Equity Holders of the Bank	68,695
Non-controlling Interests
Non-controlling Interests in Subsidiaries	2,442

Total Equity	71,137

Total Capitalization	77,737

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the three months period ended January 31, 2021 and for each of the years in the five year period ended October 31, 2020.

	Three Months Ended January 31,	October 31,
	2021	2020	2019	2018	2017	2016

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	9.27	5.91	6.61	8.15	9.60	8.18
Including interest on deposits	2.41	1.66	1.67	1.88	2.09	2.12
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	8.04	5.16	5.88	7.02	8.42	7.22
Including interest on deposits	2.35	1.63	1.65	1.84	2.06	2.07

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.